Correspondence

Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

July 11, 2016

By Electronic Filing
United States Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 Attention: John Reynolds
Re:	OpGen, Inc. Registration Statement on Form S-3 Filed June 13, 2016 File No. 333-211996
Ladies and Gentlemen:
We are providing this response letter on behalf of OpGen, Inc. (the “Company”) with respect to the Staff’s comment letter dated July 1, 2016, regarding the above referenced Registration Statement on Form S-3 (File No. 333-211996), filed on June 13, 2016 (the “Registration Statement”). For your convenience, the Staff’s comment has been reproduced below, followed by the Company’s response.
General
1.            We note that the second tranche of the offering does not appear to have closed by the filing of this registration statement. Please tell us how you believe this is a completed private placement, and revise the disclosure in the filing to provide more specific information regarding the closing of the second tranche. We note that the second tranche was expected to close on June 27, 2016. Alternatively, revise your registration statement to remove these shares from registration. Please consider Question 134.01 of the Securities Act Sections Compliance and Disclosure Interpretations.
RESPONSE:
The Company respectfully advises the Staff that it believes its private placement was completed prior to the filing of the Registration Statement and that the filing of the Registration Statement in advance of the second closing of the private placement is permissible in accordance with existing staff guidance.

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United States Securities and Exchange Commission
July 11, 2016

The Company notes the Staff’s guidance contained in Question 134.01 of the Securities Act Sections Compliance and Disclosure Interpretations (“Question 134.01”) and believes that the filing of the Registration Statement on June 13, 2016 was consistent with the guidance contained therein.  Question 134.01 provides that the filing of a registration statement in advance of the closing of a private placement is permissible if the purchasers in the private placement are irrevocably bound to purchase the securities at the time of filing of the registration statement “subject only to the filing or effectiveness of the registration statement or other conditions outside their control.”  In addition, the purchase price paid by the investors in the private placement must be “established at the time of the private placement” and “cannot be contingent on the market price at the time of effectiveness of the registration statement.”
The Company entered into a securities purchase agreement on May 12, 2016 (the “Purchase Agreement”) with certain investors named therein (the “Investors”), including Merck Global Health Innovation Fund, LLC (“MGHIF”), pursuant to which the Company agreed to issue and sell an aggregate of 9,053,556 units (‟Units”) to the Investors, at a purchase price of $1.14375 per Unit in a private-investment, public-equity (a “PIPE”) transaction (the “Offering”).  Each Unit to be sold pursuant to the Purchase Agreement was to consist of one share of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and one warrant to acquire 0.75 of one share of Common Stock (the “Warrants”). On May 18, 2016, the Company entered into an amended and restated securities purchase agreement (the “A&R Purchase Agreement”) with the Investors which amended the Purchase Agreement to provide for the purchase, at the election of each Investor, of Units consisting of (i) either (A) one share of Common Stock, or (B) one share of non-voting, convertible preferred stock, par value $0.01 per share (the “Series A Convertible Preferred Stock”), and (ii) one Warrant to acquire 0.75 of one share of Common Stock.  The A&R Purchase Agreement did not amend the purchase price per Unit, the number of Units sold or any other material term of the Purchase Agreement.
The A&R Purchase Agreement provided for the sale of an aggregate of 9,053,556 Units in two closings.  The number of Units sold at each closing and the purchase price per Unit were fixed at the time the Company and the Investors entered into the Purchase Agreement, and, as noted, did not change in the A&R Purchase Agreement.  6,319,129 Units were sold to the Investors (including MGHIF) in the first closing on May 19, 2016.  On the date of the first closing, MGHIF also deposited into an escrow account the aggregate purchase price payable for the remaining 2,734,427 Units to be purchased by it in the second closing.  Following the first closing, MGHIF filed both a Form 4 and an amendment to its existing Schedule 13D disclosing its purchase of Units at the first closing and its obligation to purchase additional Units at the second closing.
The second closing was subject to the receipt of stockholder approval because the issuance of Common Stock to MGHIF in the second closing constituted a ‟change of control” under the Nasdaq Stock Market Listing Rules.  Under Section 2.3(b) and (c) of the A&R Purchase Agreement, the obligation of MGHIF to release from escrow the purchase price of the Units to be acquired at the second closing was subject to the satisfaction by the Company of certain standard closing conditions (e.g., the accuracy of the Company’s representations and warranties in the A&R Purchase Agreement, the compliance by the Company with its obligations under the A&R Purchase Agreement and the lack of any material adverse effect on the Company), as well as the Company having secured the required stockholder approval and the satisfaction of the 20 calendar day waiting period required for the stockholder action to become effective pursuant to Rule 14c-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  None of the conditions to be satisfied by the Company for the second closing was within the control of MGHIF.

United States Securities and Exchange Commission
July 11, 2016

The Company obtained stockholder approval by partial written consent on May 11, 2016.  The Company filed with the Securities and Exchange Commission (the “SEC”) and mailed to its stockholders a definitive information statement on Schedule 14C on June 6, 2016.  The Registration Statement was filed with the SEC on June 13, 2016, and the second closing occurred on June 27, 2016 after the expiration of the 20 calendar day waiting period required by Rule 14c-2(b) under the Exchange Act.
In addition to the guidance contained in Question 134.01, prior to filing the Registration Statement, the Company reviewed the Staff’s guidance contained in Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations (“Question 139.11”).  Question 139.11 provides that, in the context of a PIPE transaction, a company may file a registration statement for resale of privately placed securities before their actual issuance if the company has completed the exempt sale of securities to the investor and the investor “is at market risk at the time of filing the resale registration statement.”  In order to be at market risk, the investor must be “irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date” and “there can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.”  Finally, the closing of the private placement must occur within a short period of time after the registration statement becomes effective.
Based on the facts as described above, the Company believes that the Offering was completed prior to the filing of the Registration Statement and that the filing of the Registration Statement on June 13, 2016 was permissible in accordance with the Staff’s guidance in Question 134.01 and Question 139.11.  At the time of filing of the Registration Statement, no condition to the occurrence of the second closing was within the control of MGHIF.  At the time the Company filed the Registration Statement the Company had obtained the requisite stockholder approval and was only awaiting the passage of time before proceeding with the second closing.  The number of Units to be purchased by MGHIF in the second closing and the price per Unit was fixed at the time that the Company entered into the Purchase Agreement, over a month in advance of the filing of the Registration Statement. MGHIF was at market risk with respect to the Units to be purchased in the second closing at the time of the filing of the Registration Statement because (i) it was irrevocably bound to purchase 2,734,427 Units in the second closing at a purchase price of $1.14375 per Unit with the aggregate consideration payable having been deposited into an escrow account at the time of the first closing to assure such commitment and (ii) there were no conditions to be satisfied by the Company for the second closing that were within MGHIF’s control or that MGHIF could cause not to be satisfied.  At the time of filing of the Registration Statement, the only conditions to closing imposed on the Company were exclusively within the control of the Company.  The second closing occurred within a short time after the initial filing of the Registration Statement and prior to the Registration Statement becoming effective.

United States Securities and Exchange Commission
July 11, 2016

The Company advises the Staff that it has revised the Registration Statement to disclose that the second closing occurred on June 27, 2016.  For your convenience, we have set forth below the revised disclosure about the offering and the closings contained in the “Summary” section of the Registration Statement.
“On May 12, 2016, we entered into a securities purchase agreement, or the Purchase Agreement, with the selling stockholders, pursuant to which we agreed to issue and sell an aggregate of 9,053,556 units, or the Units, at a purchase price of $1.14375 per Unit, for an aggregate purchase price of approximately $10.4 million, or the PIPE Financing. Each Unit to be sold pursuant to the Purchase Agreement was to consist of one share of the Company’s common stock, par value $0.01 per share, or the Common Stock, and one warrant to acquire 0.75 of one share of Common Stock, or the Warrants. On May 18, 2016, we entered into an amended and restated securities purchase agreement, or the A&R Purchase Agreement, with the selling stockholders which amended the Purchase Agreement to provide for the purchase, at the election of each selling stockholder, of Units consisting of (i) either (A) one share of Common Stock, or (B) one share of non-voting, convertible preferred stock par value $0.01 per share, or the Series A Convertible Preferred Stock, and (ii) one Warrant to acquire 0.75 of one share of Common Stock.  The A&R Purchase Agreement did not amend the purchase price per Unit, the number of Units sold or any other material term of the Purchase Agreement.  Each share of Series A Convertible Preferred Stock will initially be convertible into one share of Common Stock, subject to certain beneficial ownership limitations.  The Warrants offered in the transaction will be exercisable at an exercise price of $1.3125 per share of Common Stock, will become exercisable 90 days after the date of issuance, and may be exercised for five years.

The A&R Purchase Agreement provided for the sale of an aggregate of 9,053,556 Units in two closings.  The number of Units sold at each closing and the purchase price per Unit were fixed at the time the Company entered into the Purchase Agreement. 6,319,129 Units were sold to the selling stockholders (including Merck Global Health Innovation Fund, LLC, or MGHIF), in the first closing on May 19, 2016.  In addition, on the date of the first closing, MGHIF deposited into an escrow account the aggregate purchase price payable for the remaining 2,734,427 Units to be purchased in the second closing.  The second closing was subject to certain conditions, including the receipt of stockholder approval because the issuance of Common Stock to MGHIF in the second closing constituted a ‟change of control” under the Nasdaq Stock Market Listing Rules.  None of the conditions to be satisfied by the Company for the second closing was within the control of MGHIF.

On May 11, 2016, we obtained stockholder approval of the PIPE Financing by written consent in lieu of a meeting.  Because we obtained stockholder approval of the PIPE Financing by written consent in lieu of a meeting, we were required to mail a definitive information statement to our stockholders and wait 20 calendar days after the mailing before the stockholder approval of the PIPE Financing would become effective and we could proceed with the second closing.  We mailed the definitive information statement to our stockholders and filed the definitive information statement with the SEC on June 6, 2016.  Following completion of the 20 calendar day waiting period, the second closing occurred on June 27, 2016.

United States Securities and Exchange Commission
July 11, 2016

Pursuant to the A&R Purchase Agreement, the Company issued to the selling stockholders an aggregate of 6,744,128 Units including Common Stock; 2,309,428 Units including Series A Convertible Preferred Stock and Warrants exercisable for an aggregate of 6,790,169 shares of Common Stock.
The offering was made solely to accredited investors (as defined in Rule 501(a) under the Securities Act of 1933, as amended, or the Securities Act) in reliance upon the exemption from registration in Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D.
For the complete terms of the A&R Purchase Agreement, the Series A Convertible Preferred Stock and the Warrants, you should refer to the Current Reports on Form 8-K filed with the SEC on May 17, 2016 and on May 20, 2016, which are incorporated herein by reference.”
Please contact Timothy C. Dec, the Chief Financial Officer of the Company, at (240)-813-1273 or me, at (215)-864-8631 if you have any questions about our response.
Very truly yours,

/s/ Mary J. Mullany
Mary J. Mullany
MJM/seh

cc:	Evan Jones Timothy C. Dec Hillary Daniels Pamela Howell